AcelRx Pharmaceuticals, Inc.

351 Galveston Drive

Redwood City, CA 94063

July 6, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Paul Fischer

RE:	AcelRx Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed June 12, 2020

File Number: 333-239156

Acceleration Request

Requested Date:     Thursday, June 9, 2020

Requested Time:     4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AcelRx Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on July 9, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Robert Phillips and David Ambler of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Robert Phillips at (415) 693-2020, or in his absence, David Ambler at (650) 843-5899.

[Signature Page Follows]

Very truly yours,

AcelRx Pharmaceuticals, Inc.

	By:	/s/ Raffi Asadorian
	Name:	Raffi Asadorian
	Title:	Chief Financial Officer

cc: Ruben Garcia, AcelRx Pharmaceuticals, Inc.
Mark B. Weeks, Cooley LLP
Robert W. Phillips, Cooley LLP
David R. Ambler, Cooley LLP